Exhibit 99.1

Fang to Hold Extraordinary General Meeting on September 27, 2021

BEIJING, August 31, 2021 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on September 27, 2021 at 10:00 a.m. (Beijing time), at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, to consider and vote on, among other things, the resolutions (i) to appoint Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu as directors of the Company, to the extent that they are not already directors of the Company and, to the extent that they are currently directors of the Company, the ratification of such appointments; and to confirm and ratify their acts in their capacity as directors of the board of directors of the Company (the “Board”) prior to the EGM; (ii) to approve the appointment of Mr. Yu Huang as an independent director (the “Proposed Independent Director”) of the Board and a member of the audit committee of the Board, and to authorize the Board to negotiate the terms of service with Mr. Yu Huang; and (iii) to approve the appointment of all independent directors of the Board to the boards of each of the variable interest entities which directly or indirectly hold real property in the PRC for the Company.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the extraordinary general meeting or any adjournment or postponement thereof has been set as August 27, 2021. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the extraordinary general meeting and any adjournment or postponement thereof in person.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 71 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com